SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

BEST ENERGY SERVICES, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

08651W104

(CUSIP Number)

Carl R. Hollander
909 Third Avenue, 27th Floor
New York, NY 10022
212 753-7640

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 16, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08651W104	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Morris Gad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

00

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		11,990,576(1) shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,990,576(1) shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,990,576(1) shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

26%

14	TYPE OF REPORTING PERSON

IN
(1) This amount includes 324,830 shares of preferred stock convertible into 812,075 shares of Issuer common stock, and warrants to purchase 6,027,334 shares of Issuer common stock.

TABLE OF CONTENTS

ITEM 1. SECURITY AND ISSUER.
ITEM 2. IDENTITY AND BACKGROUND.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
ITEM 4. PURPOSE OF TRANSACTION.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
SIGNATURES

CUSIP No. 08651W104	13D	Page 3 of 5 Pages

ITEM 1. SECURITY AND ISSUER.

          This Schedule 13D relates to the common stock of Best Energy Services, Inc., a Nevada corporation (the “Issuer” or the “Company”). The principal executive office of the Company is located at 5433 Westheimer Road, Suite 825, Houston, Texas, 77056.

ITEM 2. IDENTITY AND BACKGROUND.

          This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Morris Gad. Mr. Gad is the President of Almod Diamonds, Inc., a retail jeweler, with a business address at 592 Fifth Avenue, New York, New York 10036.

          Mr. Gad has not, during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          On January 17, 2008, Mr. Gad, without admitting or denying the substantive allegations of the compliant, consented to a final judgment of permanent injunction against violations of the anti-fraud provisions of the federal securities laws, and agreed to disgorge approximately $399,000 and pay a civil penalty of approximately $399,000 in the case SEC v. Morris Gad and Nathan Rosenblatt, 07-CV-8385 (GEL), S.D.N.Y. The complaint alleged that Mr. Rosenblatt, a member of the audit committee of NBTY, Inc., tipped Mr. Gad with material, non-public information prior to that company’s earnings release, and that Mr. Gad traded on such information.

          Mr. Gad is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As reported in Mr. Gad’s Schedule 13D dated October 30, 2008, Mr. Gad acquired 2,437,500 shares of common stock and 279,000 shares of preferred stock (convertible into 697,500 shares of common stock) by the payment to the Company out of his personal funds of $600,000, and by placing a certificate of deposit with a financial institution as security to enable the Company to obtain a line of credit. In November, 2010, Mr. Gad agreed to accept, in lieu of interest due him from the Company on the certificate of deposit, an additional 2,713,667 shares of common stock, and warrants to purchase an additional  5,427,334 of common stock. When added to warrants to purchase 600,000 shares of common stock granted to Mr. Gad by the Company in November 2009 for his financial participation in a lease transaction undertaken by the Company, the total number of warrants owned by Mr. Gad was increased to warrants to purchase 6,027,334 shares of common stock. The shares of common stock were issued to Mr. Gad on December 16, 2010, and the warrants to purchase 5,427,334 shares of common stock were issued to him on January 13, 2010.

ITEM 4. PURPOSE OF TRANSACTION.

(a) Mr. Gad is holding the shares of the Issuer for investment purposes but may transfer or sell the shares as necessary.
Mr. Gad has no present intent to take any action that would result in:

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP No. 08651W104	13D	Page 4 of 5 Pages

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

     Notwithstanding the foregoing, Mr. Gad will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
(a)  Mr. Gad beneficially owns 11,990,576 shares of the Company’s common stock, representing 26% of the class, including record ownership of 5,151,167 shares of common stock; warrants to purchase 6,027,334 shares of common stock; and shares of preferred stock convertible into 812,075 shares of common stock.

(b) Mr. Gad has the sole power to vote and dispose of all shares of the Company’s common stock held by him.

(c) No other transactions were effected in the Company’s common stock during the last sixty days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Mr. Gad.

(e) Mr. Gad continues to be the beneficial owner of more than five percent of the outstanding common stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable.

CUSIP No. 08651W104	13D	Page 5 of 5 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2011

/s/ Morris Gad
Morris Gad